SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

São Paulo, October 16, 2024 - Braskem S.A. (“Braskem”), in compliance with article 33, XXXII of CVM Resolution 80/2022, hereby informs its shareholders and the market in general of the following transaction between related parties:

Parties	Voqen Energia Ltda. (“Voqen”) and Transportadora Brasileira Gasoduto Brasil-Bolívia S.A. (“TBG”)
Relationship with the issuer	Voqen is a company controlled by Braskem S.A. (“Braskem”). TBG's controlling shareholder is Petróleo Brasileiro S.A. – Petrobras, a shareholder with significant influence over Braskem.
Purpose	Contracting, by Voqen, of the firm natural gas transportation service for Braskem plants, as a customer of Voqen, and other potential customers in the free market (supply is currently carried out through the regulated market), through the signing of contracts general terms in the models of master contracts for the firm transportation of natural gas (“Master Contracts”), the specific terms of which must be agreed in gas transportation contracts (“Transportation Contracts” and, together with the Master Contracts, simply “Contracts” ).
Key Terms and Conditions

The Contracts contain general conditions and tariffs established, approved and approved by the National Petroleum, Natural Gas and Biofuels Agency (“ANP”), being types of adhesion contracts.

Estimated total value of Contracts: up to R$200 million per year.

Tariffs (according to ANP):

Term of Master Contracts: until 12/31/2028

Duration of Transport Contracts: depending on the opportunity, which may be daily, monthly or annual, in this case until 12/31/2028, according to current regulations.

Contract Signing Date	10/07/2024
Possible participation of the counterparty, its partners or managers in the issuer’s decision-making processo r negotiation of the transaction as representatives of the issuer

There was no participation by the counterparty, the counterparty's partners or the counterparty's administrators in Braskem's decision-making process or in the negotiation of the transaction.

All contract conditions, including tariffs, were established and approved by the ANP, following technical and regulatory criteria.

Detailed justification of the reasons why the issuer's management considers that the transaction has complied with commutative conditions or provides for an appropriate reverse payment

Voquen intends to contract the firm transportation service for Natural Gas, in geographic regions in which transportation on the free market for Natural Gas is carried out exclusively by TBG, for the migration of Braskem plants to the free market, as a Voqen customer, and other potential customers to the free market. The hiring followed market standards approved by the ANP for all TBG customers. The transportation of natural gas through gas pipelines is an activity regulated and authorized by the ANP (natural monopoly regime), there is no choice or negotiation option. TBG has an exclusive route that passes through the states of Mato Grosso do Sul, São Paulo, Paraná, Santa Catarina and Rio Grande do Sul.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.